Filed by Romarco Minerals Inc. pursuant to
                            Rule 425 under the Securities Act of 1933 and deemed
                                         filed pursuant To Rule 14a-12 under the
                                                Securities Exchange Act of 1934.
                                       Subject Company: Western Goldfields, Inc.
                                                   Commission File No. 000-50894


THIS FILING CONSISTS OF A PRESS RELEASE IN CONNECTION WITH THE PROPOSED COMBINATION OF ROMARCO MINERALS INC. ("ROMARCO") AND WESTERN GOLDFIELDS, INC. ("WESTERN")

Additional Information and Where to Find It

In connection with the proposed transaction, Romarco Minerals Inc. and Western Goldfields, Inc. will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Romarco and Western are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from: Romarco at 885 West Georgia, Suite 1500, Vancouver, British Columbia V6C 3E8, or by phone (604) 688-9271 or fax (604) 688-9274; or from Western at 961 Matley Lane, Suite 120, Reno, Nevada 89502, or by phone at (775) 337-9433 or fax at (775) 337-9441.

Romarco and Western and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed combination of Romarco and Western. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Romarco's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed on or about June 3, 2005 with the applicable securities commissions in Canada and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Romarco at the address or telephone number set forth above. Additional information regarding Western's directors and executive officers is also included its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, which was filed with the SEC on or about April 15, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting Western at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed combination of Romarco and Western. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either Romarco or Western does not receive required shareholder approvals or if either party fails to satisfy other conditions to closing, the combination will not be consummated. In addition, the combined company may not realize all or any of the expected benefits of the combination. Actual results may differ materially from those contained in the forward-looking statements in this document.

                                      ****

ROMARCO MINERALS INC.
--------------------------------------------------------------------------------
885 West Georgia, Suite 1500                                 Tel: (604) 688-9271
Vancouver, British Columbia                                  Fax: (604) 688-9274
Canada  V6C 3E8                                                 info@romarco.com


                                  PRESS RELEASE


                  Not for distribution to US newswire services
                    or for dissemination in the United States


FOR IMMEDIATE RELEASE                                          September 9, 2005



                  ROMARCO ARRANGES PRIVATE PLACEMENT WITH LARGE
                 SHAREHOLDERS OF ROMARCO AND WESTERN GOLDFIELDS



ROMARCO MINERALS INC. ("TSXV: R" - the "Company") Romarco is pleased to announce that it has arranged an up to C$4 million private placement in anticipation of its planned merger with Western Goldfields, Inc. (WGDF: OTCBB). The largest shareholders of both companies have demonstrated their support of the merger by participating in the private placement.

Investors include US Global Investors, Latitude Resources PLC (LSE:LTR), and RMB Australia Holdings Limited, a member of the FirstRand Group. Latitude was the lead arranger on the private placement. Management of Romarco is participating in the private placement as well.

The terms of the private placement are C$0.17 per unit with each unit consisting of one common share and one full share purchase warrant. Each full warrant is priced at C$0.21 with a two-year term. Closing of the private placement, which is currently expected for on or about September 14, 2005, is subject to certain customary conditions, including, but not limited to, the approval of the TSX Venture Exchange.

The proceeds of the private placement will be used to fund the transaction costs associated with the merger between Romarco and Western (see press release dated August 2, 2005), for holding costs relating to Romarco's mineral properties and drilling at its Buckskin-National Project and for general working capital purposes.

The previously announced private placement (see press release dated August 4, 2005) of up to C$10 million in units and subscription receipts is not being pursued at the present time.

This press release is not an offer of securities for sale in the United States. The securities will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration under the U.S. Securities Act.

For further information, please contact Diane Garrett, President and C.E.O. at
(830) 634-7489 or by e-mail at dgarrett@romarco.com or Mr. Ralf Langner, V.P. Finance at (604) 688-9271 or by e-mail at rlangner@romarco.com


                       ON BEHALF OF ROMARCO MINERALS INC.

                               "Diane R. Garrett"

                                Diane R. Garrett,
                              President and C.E.O.


         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
              RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS
             PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.